Stephen M. Bunker

801-342-4370

steveb@natr.com

June 29, 2012

VIA EDGAR & EXPRESS MAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Joel Parker, Accounting Branch Chief
Vanessa Robertson, Staff Accountant

Re:	Nature’s Sunshine Products, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 5, 2012
File No. 001-34483

Dear Mr. Rosenberg:

Nature’s Sunshine Products, Inc. (the “Company”) submits this letter in response to the comments from the Staff of the Securities and Exchange Commission (the “Commission”) to the Company delivered via E-mail on June 15, 2012 (the “Comments”) with respect to the Company’s filing referenced above.  The numbered paragraphs below restate the Comments in bold and italics, and the discussion set out below each such paragraph is the Company’s response to the Comments.

Form 10-K for the fiscal year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and results of Operations Contractual Obligations, page 31

1.              Please provide us proposed disclosure to be included in future periodic reports to include long-term debt and the interest on long-term debt in the table of contractual obligations

In response to the Staff’s comment, the Company proposes to include in its future periodic reports a summary of long-term debt and the interest on long-term debt in its table of contractual obligations. The revised disclosure format for future periodic reports will follow the form set forth in Exhibit 1 attached hereto, reflecting the obligations outstanding as of December 31, 2011.

Notes to Consolidated Financial Statements

Note 10: Income Taxes, page 51

2.              Your net sales revenue in the United States based on page 59 accounted for approximately 43%, 45% and 45% of your total net sales revenue in 2011, 2010 and 2009 respectively. Approximately 11%, 37% and 51% of your pre-tax income was attributable to the Domestic jurisdiction for the same periods. Please provide us proposed disclosure for your MD&A to be included in future periodic reports to explain the underlying reasons for the disproportionate relationship between net sales revenue and pre-tax income in the United States for 2011.

In response to the Staff’s comment, the Company proposes to include in the conclusion of the income tax discussion included in the MD&A (which is found on page 26 of 2011 Form 10-K MD&A) of its future periodic reports additional discussion explaining the underlying reasons for the disproportionate relationship between net sales revenue and pre-tax income for the United States as indicated by the revised disclosure format for future periodic reports which will follow the form set forth in Exhibit 2 attached hereto.

3.              In your MD&A under results of operations — income taxes on pages 26 and 29, you attributed adjustments relating to the U.S. tax impact of foreign operations and foreign tax rate differentials as reasons for the difference between the effective income tax rate and the statutory federal income tax rate in 2011and 2010. Regarding the U.S. tax impact of foreign operations which are reflected in the rate reconciliation herein as a 15.1% decrease in 2011 and a 13.5% increase in 2010, your explanations on pages 26 and 30 for this item is the same for both years. Please provide us proposed disclosure to be included in MD&A in future periodic reports that quantifies and explains each factor causing the increase or decrease for each year and that clarifies why the very same adjustments caused a decrease in 2011 and an increase in 2010. Regarding the foreign tax rate differentials which are reflected in the rate reconciliation as a 5.2% decrease in both 2011 and 2010, your explanation on page 30 for 2010 indicates that the difference is due to not recording a tax benefit for losses. Please tell us why this would be reflected as decrease in the rate reconciliation and why it is characterized as a foreign rate differential.

In response to the Staff’s question related to the U.S. tax impact of foreign operations, which are reflected in our rate reconciliation in 2011 as a decrease in the effective tax rate of 15.1 percent and in 2010 as an increase of 13.5 percent, the Company notes there are multiple factors impacting the calculation of this rate. These factors include the impact of dividends received from foreign subsidiaries, foreign tax credits and the calculation of unremitted earnings.  The calculations of these items are all interrelated and, as a result, have been grouped together by the Company as the U.S. tax impact of foreign operations.  The change in each of these components between 2010 and 2011 was not significant except for the change in the calculation of the unremitted earnings, which changed from an increase in the effective tax rate of 19.7 percent to a decrease of 8.2 percent.

As of December 31, 2010, the Company had recorded a deferred tax liability related to unremitted earnings, signifying that if all earnings in foreign jurisdictions were remitted to the United States, it would lead to a net tax provision. During 2011, as a result of adjustments recorded related to the IRS’s review of the Company’s open tax years 2003-2008, the Company’s historic foreign earnings in past years decreased, resulting in a benefit to the Company’s unremitted earnings calculation, which resulted in an increase in the net deferred tax asset related to unremitted earnings.

As a result of the improvement in the Company’s income from operations before taxes from 2010 to 2011, the percentage impact of unremitted earnings on the Company’s statutory tax rate was significantly reduced.

As a result of the impact of unremitted earnings, the U.S. tax impact of foreign operations was both an increase in 2010 and a decrease in 2011 in the Company’s tax rate from the statutory tax rate of 35 percent.  The Company proposes to include in its tax discussion included in the MD&A (which is found on page 26 of 2011 Form 10-K MD&A) of its future periodic reports, if applicable in such future reports, additional discussion explaining the impact of unremitted earnings on the 2011 statutory tax rate discussion, bullet point (i), as set forth in Exhibit 3 attached hereto and the 2010 statutory tax rate discussion, bullet point (iii), as set forth in Exhibit 4 attached hereto.

In response to the Staff’s comment in regard to the foreign tax rate differentials as a 5.2 percent decrease for 2010, the Company advises the Staff that this adjustment was meant to reflect the difference in statutory rates between domestic and foreign operations.  The Company proposes to include a revised discussion as indicated by the revised disclosure set forth in the 2010 discussion, bullet point (iv), of Exhibit 5 attached hereto.

*    *    *

In connection with the Company’s response to the Comments, the Company hereby acknowledges that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments as to the foregoing, please contact the undersigned.

Sincerely,

/s/ Stephen M. Bunker

cc:	Jamon Jarvis
Thomas W. Kellerman

 Exhibit 1

CONTRACTUAL OBLIGATIONS

The following table summarizes information about contractual obligations as of December 31, 2011 (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Operating lease obligations	$15,408	$3,868	$6,125	$3,263	$2,152
Purchase obligations(1)	11,626	11,626	—	—	—
Self-insurance reserves(2)	2,892	489	—	—	2,403
Other long-term liabilities reflected on the balance sheet(3)	1,429	—	—	—	1,429
Unrecognized tax benefits(4)	—	—	—	—	—
Long-term debt (5)	9,190	3,296	3,346	2,548	—
Interest on long-term debt (6)	196	115	65	16	—
Revolving credit agreement (7)	—	—	—	—	—
Total	$40,741	$19,394	$9,536	$5,827	$5,984

(1)                                  Purchase obligations include non-cancelable purchase agreements for both botanical and non-botanical raw materials related to our forecasted 2012 production estimates, as well as related packaging materials.

(2)                                  The Company retains a significant portion of the risks associated with certain employee medical benefits and product liability insurance. Recorded liabilities for self-insured risks are calculated using actuarial methods and are not discounted. Amounts for self-insurance obligations are included in accrued liabilities and long-term other liabilities on the Company’s consolidated balance sheet.

(3)                                  The Company provides a nonqualified deferred compensation plan for its officers and certain key employees. Under this plan, participants may defer up to 100 percent of their annual salary and bonus (less the participant’s share of employment taxes). The deferrals become an obligation owed to the participant by the Company under the plan. Upon separation of the participant from the service of the Company, the obligation owed to the participant under the plan will be paid as a lump sum or over a period of either three or five years. As we cannot easily determine when our officers and key employees will separate from the Company, we have classified the obligation greater than five years for payment.

(4)                                  At December 31, 2011, there were $10.4 million of liabilities for unrecognized tax benefits. Because of the high degree of uncertainty regarding the timing of future cash outflows associated with these liabilities, if any, the Company is unable to estimate the years in which cash settlement may occur with the respective tax authorities.

(5)                                  The long-term debt is due in monthly installments of approximately $0.3 million, including interest, and is collateralized by the Company’s manufacturing facility in Spanish Fork, Utah and has a maturity date of August 9, 2014, and a variable interest rate of LIBOR plus 1.25 percent (1.50 percent as of December 31, 2011).

(6)                                  The interest on the long-term debt is based upon LIBOR plus 1.25 percent (1.50 percent as of December 31, 2011).

(7)                                  The Company entered into a Revolving Credit agreement with Wells Fargo Bank, National Association that permits the Company to borrow up to $15 million through August 9, 2013, bearing interest at LIBOR plus 1.25 percent. The Company must pay an annual commitment fee of 0.25 percent on the unused portion of the commitment. At December 31, 2011, the Company had $15 million available under this facility.

The Company has entered into long-term agreements with third-parties in the ordinary course of business, in which it has agreed to pay a percentage of net sales in certain regions in which it operates, or royalties on certain products. In 2011, 2010 and 2009, the aggregate amounts of these payments were $8.4 million, $3.0 million and $4.0 million, respectively.

 Exhibit 2

In Note 14, “Operating Business Segment and International Operation Information”, and Note 10, “Income Taxes”, to the Notes of our Consolidated Financial Statements, Item 8, Part 2 of this report, we provide information about net sales revenue based upon geography, and income from continuing operations based upon tax jurisdictions.  Net sales revenue in Note 14 includes only the results of the Company’s U.S. entities while U.S. pre-tax income from continuing operations in Note 10 includes certain foreign entities that are included in the U.S. tax return.  As a result, the relationship between these disclosures may not be proportional year-to-year.

For the years ended December 31, 2011 and 2010, 43.4 percent and 44.8 percent, respectively, of our net sales revenues were generated in the United States and 56.6 percent and 55.2 percent, respectively, were generated in regions outside of the U.S. In addition, for the years ended December 31, 2011 and 2010, 10.6 percent and 31.8 percent, respectively, of our income from continuing operations before taxes were generated by U.S. tax entities, while 89.4 percent and 68.2 percent, respectively, were generated from entities in foreign tax jurisdictions.

For 2011, the percentage of pre-tax income from continuing operations generated in the U.S. was not proportional to the percentage of 2011net sales revenue as a result of the inclusion of $14.7 million of contract termination costs, offset by the corresponding reduction of royalty expenses (approximately $5.6 to $6.0 million), stemming from the inclusion of our Russian markets in the calculation of domestic income from continuing operations, which did not have an impact on the related revenues.

 Exhibit 3

 (i)                        Adjustments relating to the U.S. tax impact of foreign operations decreased the effective tax rate by 15.1 percentage points in 2011 and increased the effective tax rate by 13.5 percentage points in 2010. Included were adjustments for dividends received from foreign subsidiaries, adjustments for foreign tax credits and adjustments relating to the unremitted earnings calculations under applicable U.S. GAAP. The components of this calculation were:

Components of U.S. tax impact of foreign operations	2011	2010
Dividends received from foreign subsidiaries	26.2%	25.5%
Foreign tax credits	(33.1)%	(31.7)%
Unremitted earnings	(8.2)%	19.7%
Total	(15.1)%	13.5%

Between the years ended December 31, 2011 and 2010, the changes in the components of the U.S. tax impact of foreign operations were insignificant, except for the Company’s calculation of unremitted foreign earnings, which changed from an increase in the effective tax rate for 2010 to a decrease for 2011. The primary reason that the unremitted earnings caused an increase to the effective rate in 2010 and then a decrease in 2011 is that the company recorded adjustments in 2011 related to the settlement of IRS audits of the Company’s open tax years 2003-2008. As a result of these settlements, the Company’s historic foreign earnings in past years decreased, causing additional benefit in the Company’s unremitted earnings calculation, which in turn increased the net deferred tax asset related to unremitted earnings in 2011.

Changes to the effective rate due to dividends received from foreign subsidiaries, impact of foreign tax credits and the unremitted earnings calculation are expected to be recurring; however, depending on various factors, the changes may be favorable or unfavorable in a particular period. Given the large number of jurisdictions in which the Company does business and the number of factors that can impact effective tax rates in any given year, this rate is likely to reflect relatively significant fluctuations from year-to-year.

 Exhibit 4

 (iii)         Adjustments relating to the U.S. tax impact of foreign operations increased the effective tax rate by 13.5 percentage points in 2010 and decreased the effective tax rate by 13.7 percentage points in 2009. Included were adjustments for dividends received from foreign subsidiaries, adjustments for foreign tax credits and adjustments relating to unremitted earnings calculations under applicable U.S. GAAP. The components of this calculation were:

Components of U.S. tax impact of foreign operations	2010	2009
Dividends received from foreign subsidiaries	25.5%	14.0%
Foreign tax credits	(31.7)%	(20.6)%
Unremitted earnings	19.7%	(7.1)%
Total	13.5%	(13.7)%

Between the years ended December 31, 2010 and 2009, the changes in the first two components of the table above were primarily due to increased dividends from 2009 to 2010 from the Company’s foreign subsidiaries. The change in the third component, unremitted earnings, was the result of the volatility of foreign exchange rates in 2010, primarily attributable to the conversion of Venezuela to a highly inflationary economy.

Changes to the effective rate due to dividends received from foreign subsidiaries, adjustments for foreign tax credits and unremitted earnings are expected to be recurring.

Exhibit 5

(iv)                              Foreign tax rate differentials that incrementally affect the federal statutory rate decreased the effective tax rate by approximately 5.2 percent. This is primarily due to differences between the lower statutory rates in foreign markets compared to the U.S. statutory rate of 35 percent.